SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,591,044
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,232,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,232,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,325,936
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,325,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,325,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 65,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,310,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,310,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,310,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,641,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,641,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,593(1)
	8	SHARED VOTING POWER 3,591,044
	9	SOLE DISPOSITIVE POWER 165,874(2)
	10	SHARED DISPOSITIVE POWER 5,232,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,398,285(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 7,540 shares held in Mr. Cerminara’s 401(k) account, (ii) 11,220 shares held by Mr. Cerminara’s wife and (iii) 4,220 shares held by Mr. Cerminara’s minor children. Does not include 101,666 shares potentially issuable to Mr. Cerminara pursuant to a grant of restricted stock units.

(2) Includes 70,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts.

(3) Includes 70,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,090(1)
	8	SHARED VOTING POWER 3,591,044
	9	SOLE DISPOSITIVE POWER 10,590
	10	SHARED DISPOSITIVE POWER 5,232,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,243,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON IN

(1) Does not include 37,896 shares of common stock potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

CUSIP No. 058516105	13D	Page 12 of 17 Pages

This Amendment No. 12 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 12”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 12, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $5,960,272; FGHP, $3,570,444; FGAA, $154,782; FGGM, $323,654; FAFI, $5,466,107; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 12 was approximately $4,480,134 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own in the aggregate 5,408,875 shares of Common Stock, which represents approximately 37.1% of the Company’s outstanding shares of Common Stock.

Each of FGPM, FGHP, FGAA, FGGM and FAFI directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Benyon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. The number of shares disclosed as beneficially owned by CWA includes 116,279 shares held in a customer account for Mr. Cerminara, 11,220 shares held in a customer account for Mr. Cerminara’s spouse, 4,220 held in a customer account for Mr. Cerminara’s children, 8,500 shares held in a customer account for Mr. Johnson, and 1,000 shares held in a customer account for Mr. Ferguson. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts and each of Messrs. Cerminara and Johnson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts, except to the extent of their pecuniary interest therein.

Mr. Moglia holds 300,861 shares of Common Stock directly, beneficially holds an additional 299,394 shares of Common Stock through the Moglia Family Foundation, and beneficially holds an additional 36,036 shares of Common Stock through a trust. All of the shares are held by CWA in customer accounts.

The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement include (i) 191,279 shares directly held by Mr. Cerminara, including 20,000 shares remaining unvested out of the restricted stock grant awarded by the Company to Mr. Cerminara on February 28, 2017, which shares will vest in full on February 28, 2020, subject to Mr. Cerminara’s continued employment with the Company, (ii) 7,540 shares held in Mr. Cerminara’s 401(k) account, (iii) 70,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement, (iv) 11,220 shares held by Mr. Cerminara’s wife and (v) 4,220 shares held by Mr. Cerminara’s children. 131,719 of the shares held by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) are held in CWA customer accounts. The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement do not include (i) 26,666 shares potentially issuable to Mr. Cerminara pursuant to restricted stock units granted on January 26, 2018, which will vest in equal installments on January 26, 2020 and January 26, 2021, (ii) 75,000 shares potentially issuable to Mr. Cerminara pursuant to restricted stock units granted on June 6, 2019, which will vest in equal installments on June 6, 2020, June 6, 2021 and June 6, 2022, (iii) 24,000 shares potentially issuable upon the exercise of stock options granted on November 22, 2015, (iv) 36,000 shares potentially issuable upon the exercise of stock options granted on February 28, 2017, (v) 40,000 shares potentially issuable upon the exercise of stock options granted on January 26, 2018, and (vi) 30,000 shares potentially issuable upon the exercise of stock options granted on June 6, 2019.

CUSIP No. 058516105	13D	Page 13 of 17 Pages

8,500 of the shares held by Mr. Johnson are held by CWA in a customer account. The share numbers reported for Mr. Johnson in the table set forth on the cover page to this Statement do not include (i) 13,333 shares potentially issuable to Mr. Johnson pursuant to restricted stock units granted on December 4, 2018, which will vest on December 4, 2019, (ii) 14,563 shares potentially issuable to Mr. Johnson pursuant to restricted stock units granted on July 1, 2019, which will vest in equal installments on July 1, 2020, July 1, 2021 and July 1, 2022, and (iii) 10,000 shares potentially issuable to Mr. Johnson pursuant to restricted stock units granted on July 1, 2019, which will vest in equal installments on July 1, 2020, July 1, 2021 and July 1, 2022.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,518,756 shares of Common Stock reported by the Company as outstanding as of April 30, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

(c) Transactions effected by FGPM and FAFI since the filing of Amendment No. 11 to this Statement on May 21, 2019 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

On May 29, 2019, a customer account managed by CWA sold 1,187 shares of Common Stock at a price per share of $3.04. This transaction was effected through the open market.

On June 6, 2019, the Compensation Committee of the Board of Directors of the Company granted stock options to purchase 30,000 shares of Common Stock, at the exercise price of $2.89 per share, to Mr. Cerminara in his capacity as the Chairman and Chief Executive Officer of the Company. These options were granted under the Ballantyne Strong, Inc. 2017 Omnibus Equity Compensation Plan (the “Equity Plan”), have a ten-year term, and will become exercisable in one-fifth annual installments, beginning on the first anniversary of the grant date, subject to Mr. Cerminara’s continued employment with the Company. On the same day, Mr. Cerminara also received 75,000 restricted stock units pursuant to the Equity Plan. These restricted stock units will vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to Mr. Cerminara’s continued employment with the Company.

On June 11, 2019, Mr. Moglia transferred 150,000 shares of Common Stock he holds directly and 139,846 shares of Common Stock he beneficially holds through the Moglia Family Foundation to customer accounts at CWA.

On July 1, 2019, the Compensation Committee of the Board of Directors of the Company granted 14,563 restricted stock units to Mr. Johnson as director compensation pursuant to the Equity Plan. On the same date, the Compensation Committee granted Mr. Johnson an additional 10,000 restricted stock units as compensation for serving as Co-Chairman of the Board of Directors pursuant to the Equity Plan. In each case, the restricted stock units will vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to Mr. Johnson’s continued service as a director of the Company through the applicable vesting date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 12, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 16, 2019

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 058516105	13D	Page 15 of 17 Pages

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

CUSIP No. 058516105	13D	Page 16 of 17 Pages

Schedule A

Transactions in the Common Stock in the past 60 days

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
05/20/2019	3,796	$3.005
05/21/2019	3,796	3.1657
05/22/2019	3,796	3.2134
05/23/2019	3,796	3.0347
05/24/2019	3,796	3.1073
05/28/2019	3,968	3.1263
05/29/2019	3,968	3.1468
05/30/2019	1,089	3.0017
05/31/2019	20	3.001
06/03/2019	2,098	3.0348
06/04/2019	3,307	3.0301
06/05/2019	3,079	3.0164
06/06/2019	450	2.9811
06/07/2019	2,904	3.0167
06/10/2019	2,722	2.9563
06/11/2019	400	2.9388
06/12/2019	2,721	3.0101
06/13/2019	2,721	3.0066
06/14/2019	2,721	3.0196
06/17/2019	2,128	3.0951
06/18/2019	2,128	2.9935
06/19/2019	2,128	3.0482
06/20/2019	2,128	2.998
06/21/2019	475	2.9545
06/24/2019	1,442	3.1048
06/25/2019	1,597	3.4611
06/26/2019	1,057	3.3214
06/27/2019	1,596	3.3646
06/28/2019	1,596	3.3521
07/01/2019	1,582	3.4898
07/02/2019	600	3.2104
07/03/2019	291	3.3147
07/05/2019	51	3.30
07/08/2019	500	3.267
07/09/2019	1,450	3.1929
07/10/2019	1,472	3.1942
07/11/2019	1,472	3.1759
07/12/2019	1,472	3.1513
07/15/2019	1,626	2.8203

(1) All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2) Except for the price per share reported for the trade on July 5, 2019, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 17 of 17 Pages

Schedule A (continued)

Transactions in the Common Stock in the past 60 days

Fundamental Activist Fund I, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
05/20/2019	3,796	$3.005
05/21/2019	3,796	3.1657
05/22/2019	3,796	3.2134
05/23/2019	3,796	3.0347
05/24/2019	3,796	3.1073
05/28/2019	3,968	3.1263
05/29/2019	3,968	3.1468
05/30/2019	1,089	3.0017
05/31/2019	21	3.001
06/03/2019	2,099	3.0348
06/04/2019	3,307	3.0301
06/05/2019	3,080	3.0164
06/06/2019	450	2.9811
06/07/2019	2,904	3.0167
06/10/2019	2,720	2.9563
06/11/2019	400	2.9388
06/12/2019	2,721	3.0101
06/13/2019	2,721	3.0066
06/14/2019	2,721	3.0196
06/17/2019	2,128	3.0951
06/18/2019	2,128	2.9935
06/19/2019	2,128	3.0482
06/20/2019	2,128	2.998
06/21/2019	475	2.9545
06/24/2019	1,441	3.0148
06/25/2019	1,596	3.4611
06/26/2019	1,056	3.3214
06/27/2019	1,596	3.3646
06/28/2019	1,596	3.3521
07/01/2019	1,582	3.4898
07/02/2019	600	3.2104
07/03/2019	290	3.3147
07/05/2019	50	3.30
07/08/2019	500	3.267
07/09/2019	1,450	3.1929
07/10/2019	1,472	3.1942
07/11/2019	1,472	3.1759
07/12/2019	1,472	3.1513
07/15/2019	1,627	2.8203

(1) All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2) Except for the price per share reported for the trade on July 5, 2019, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.